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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67672

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kipling Jones & Co., Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Smith Street, Suite 1600
(No. and Street)

Houston	**Texas**	**77002**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – if individual, state last, first, middle name)

9801 Westheimer Road, Suite 1100	**Houston**	**Texas**	**77042**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Robbi J. Jones**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Kipling Jones & Co., Ltd.**, as of **December 31**, 20 **13**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public


DOZY CRYER
Notary Public, State of Texas
My Commission Expires
February 26, 2018

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kipling Jones &Co., Ltd.

Financial Statements and Supplemental Schedules

December 31, 2013

(With Independent Auditor's Report Thereon and Supplemental Report on Internal Control Required by Rule 17a-5)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Kipling Jones & Co.
Houston, Texas

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Kipling Jones, Co., (the "Company"), as of December 31, 2013, and the related statement of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.


NEXIA
INTERNATIONAL

To the Partners of
Kipling Jones & Co.
Houston, Texas

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kipling Jones & Co. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Malone Bailey, LLP

April 10, 2014

Kipling Jones & Co., Ltd
Statement of Financial Condition
December 31, 2013

Assets

Cash	$	61,070
Certificates of Deposit		70,313
Clearing Deposit		52,500
Receivables		36,111
Prepaid Expenses & Other Assets		1,017
Deposits		4,069
	$	**225,080**

Liabilities and Partners' Capital

Accounts Payable	$	18,884
Total Liabilities		18,884
Partners' Capital		206,196
Total Liabities and Partners' Capital	**$**	**225,080**

The accompanying notes are an integral part of these audited financial statements.

Kipling Jones & Co., Ltd
Statement of Income
December 31, 2013

Revenues:		
Municipal Income	$	437,668
Advisory Fees		149,022
Other Income		5,282
Total Revenues		**591,972**
Expenses:		
Compensation and Related Costs		359,517
Travel		38,876
Occupancy and Equipment		69,081
Communications		7,111
Clearing Charges		2,500
Regulatory Fees		23,013
Professional Fees		28,838
Other Expenses		36,431
Total Expenses		**565,367**
Net Income	**$**	**26,605**

The accompanying notes are an integral part of these audited financial statements.

Kipling Jones & Co., Ltd
Statement of Changes in Partners' Capital
December 31, 2013

	General Partner	Class A Partners	Class B Partners	Total
Balance at January 1, 2013	**$ 17,542**	**$ (140,525)**	**$ 263,409**	**$ 140,426**
Partners' Contribution	-	23,584	71,875	95,459
Partners' Draw	-	(56,294)	-	(56,294)
Net Income	266	23,945	2,394	26,605
Balance at December 31, 2013	**$ 17,808**	**$ (149,290)**	**$ 337,678**	**$ 206,196**

The accompanying notes are an integral part of these audited financial statements.

Kipling Jones & Co., Ltd
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash Flows from Operating Activties	
Net Income	$ 26,605
Adjustments to reconcile net income to net cash used in operating activities:	
Change in assets & Liabilities	
Decrease in Certificates of Deposits	55,138
Increase in Clearing Deposit	(37,500)
Increase in Prepaid Expenses	(564)
Increase in Receivables	(36,111)
Decrease in Accounts Payable	(15,902)
Net cash used in operating activites	(8,334)
Cash Flows from Financing Activities	
Partners' Contributions	95,459
Partners' Withdrawals	(56,294)
Net cash provided by financing activites	39,165
Increase (decrease) in Cash and Cash Equivalents	30,831
Cash and Cash Equivalents, beginning of year	30,239
Cash and Cash Equivalents, end of year	$ 61,070

The accompanying notes are an integral part of these audited financial statements.

Kipling Jones & Co., Ltd.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2013

Balance at December 31, 2012	$ -
Increases	-
Decreases	-
Balance at December 31, 2013	$ -

The accompanying notes are an integral part of these audited financial statements.

KIPLING JONES & CO., LTD.
Notes to Financial Statements
December 31, 2013

Note 1 Nature of Business and Organization

Nature of Business:

Kipling Jones & Co., Ltd (Partnership), a Texas limited partnership, was formed in May 2003. The Partnership is registered as a Broker/Dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership provides Financial Advisory and Municipal Underwriting Services to public institutions located throughout the United States.

Organization:

The Partnership operates pursuant to Section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provision of that Rule. The Partnership does not hold customer funds or securities, but as an Introducing Broker/Dealer, and will clear all transactions on behalf of customers on a fully-disclosed basis through a clearing Broker/Dealer. The clearing Broker/Dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing Broker/Dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The general partner of the Partnership is JonesCap, LLC (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership. The Partnership terminates on December 31, 2059, unless sooner terminated or extended as provided in the partnership agreement.

All partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests.

Note 2 Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Partnership have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Fair Value of Financial Instruments:

The Partnership's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Cash Equivalents:

The Partnership considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Revenue Recognition:

The partnership records municipal underwriting income and advisory fees when earned under the respective agreements at closing. Security transactions and the related commission revenue and expense are recorded at trade date basis.

Accounts and Commissions Receivable:

Management evaluates the need for an allowance for doubtful accounts by using historical experience. Accounts receivable are written off when management deems them uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The Company does not charge interest on its receivables.

Property and Equipment:

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of five years.

Income Taxes:

The Partnership is a limited partnership. As a result, the net taxable income of the Partnership and any related tax credits, for federal income tax purposes, are deemed to pass to the individual partners and are included in their personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual partners. As of December 31, 2013, open Federal tax years subject to examination include the tax years ended December 31, 2011 through December 31, 2012.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3: Office Leases:

The Partnership leases office space under three operating leases on a month to month basis. Office rent expense for the year was $41,852 and is reflected in the accompanying Statement of Income as Occupancy and Equipment Costs.

Note 4: Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $210,759, which was $110,759 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .09 to 1.

Note 5: Possession or Control:

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedure followed in adhering to the exemptive provision of (SEC) Rule 15c3-(k)(2)(ii).

Note 6: Property and Equipment:

Property and equipment consists of equipment at a cost of $1,500, less depreciation of $1,500.

Note 7: Reserve - Off Balance-Sheet Risk:

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully-disclosed basis with its clearing Broker/Dealer. The clearing Broker/Dealer carries all the accounts of the customers of the Partnership and is responsible for execution, collection of payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exist with respect to

these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing Broker/Dealer may charge any loses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing Broker/Dealer.

Note 8: **Contingencies:**

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Partnership could have an adverse impact on the financial condition, results in operations, or cash flows of the Partnership.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I
Kipling Jones & Co., Ltd
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

COMPUTION OF NET CAPITAL

Total ownership equity qualified for Net Capital		$ 206,196
ADD:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		206,196
Deductions and/or charges		
Non-allowable assets:		
Prepaids	$ 1,017	
Deposits	4,069	5,086
Net Capital before haircuts on securities positions		201,110
Haircuts on securities		351
Net Capital		$ 200,759
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Liabilities		
Accounts Payable		18,884
Total Aggregate Indebtedness		$ 18,884
COMPUTATION OF BASIC NET CAPITAL REQUITEMENT		
Minimum Net Capital required 6-2/3% of total Aggregate Indebtedness		$ 1,259
Minimum dollar Net Capital requirement of reporting Broker/Dealer		$ 100,000
Net Capital requirement (greater of above two Minimum requirement amounts)		$ 100,000
Excess Net Capital ($200,759-$100,000)		$ 100,759
Net Capital less 120% of minimum Net Capital		$ 80,759
Percentage of Aggregate Indebtedness to Net Capital	$ 18,884 / $ 200,759	9%

SCHEDULE I (continued)
Kipling Jones & Co., Ltd
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

RECONCILIATION WITH PARTNERSHIP COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Partnership computation is as follows:

Net capital reported on Partnership unaudited FOCUS II A	$ 223,094
Decrease in asset clearing account	(10,000)
Increase in accounts payable and accrued expenses	(12,335)
Net capital per audited report	$ 200,759

Kipling Jones & Co., Ltd.
Schedule II

INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

December 31, 2013

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

Kipling Jones &Co., Ltd.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

December 31, 2013

malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

To the Partners of
Kipling Jones & Co.
Houston, Texas

In planning and performing our audit of the financial statements of Kipling Jones & Co., (the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing, our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities; we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected

9801 Westheimer Road, Suite 1100 · Houston, Texas 77042 · 713.343.4200
15 Maiden Lane, Suite 1002 · New York, New York 10038 · 212.406.7272
#0906 Block A North Tower, SOHO Shangdu No. 8, Dongdaqiao Road · Chaoyang District, Beijing P.R. China 100020 · 86.010.5869.9192
Coastal City (West Tower), Hai De San Dao #1502 · Nanshan District, Shenzhen P.R. China 518054 · 86.755.8627.8690
www.malonebailey.com

NEXIA INTERNATIONAL

To the Partners of
Kipling Jones & Co.
Houston, Texas

benefits, and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives,

To the Partners of
Kipling Jones & Co.
Houston, Texas

in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Malone Bailey, LLP

April 10, 2014

Kipling Jones &Co., Ltd.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON SIPC ASSESSMENT RECONCILIATION

December 31, 2013

malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

To the Partners of
Kipling Jones & Co.
Houston, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Kipling Jones & Co.. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no material differences; and
2. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no material differences;
3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedule and working papers supporting the adjustments noting no material differences; and
4. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9801 Westheimer Road, Suite 1100 · Houston, Texas 77042 · 713.343.4200
15 Maiden Lane, Suite 1002 · New York, New York 10038 · 212.406.7272
#0906 Block A North Tower, SOHO Shangdu No. 8, Dongdaqiao Road · Chaoyang District, Beijing P.R. China 100020 · 86.010.5869.9192
Coastal City (West Tower), Hai De San Dao #1502 · Nanshan District, Shenzhen P.R. China 518054 · 86.755.8627.8690
www.malonebailey.com


NEXIA
INTERNATIONAL

To the Partners of
Kipling Jones & Co.
Houston, Texas

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Malone Bailey, LLP

April 10, 2014

Kipling Jones & Co., Ltd.
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION
FOR THE YEAR ENDED DECEMBER 31, 2013

General Assessment Reconciliation

General Assessment	$ 1,447
Less: payment made with SIPC-6	-
Less: prior overpayment applied:	-
Assessment balance due or (overpayment)	$ 1,447